

Mail Stop 4628

November 15, 2016

G. Troy Meier
Chief Executive Officer
Superior Drilling Products, Inc.
1583 South 1700 East
Vernal, UT 84078

> **Re: Superior Drilling Products, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 21, 2016**
> **File No. 333-214195**

Dear Mr. Meier:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Incorporation of Certain Documents by Reference, page 3

1.   Please revise this section to include your Quarterly Report on Form 10-Q for the period ended September 30, 2016. Refer to Item 12 of Form S-1.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources